Exhibit (a)(1)(d)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
CSS Industries, Inc.

at
$9.40 Net Per Share
by
TOM MERGER SUB INC.

a wholly-owned subsidiary of
IG Design Group Americas, Inc.

a wholly-owned subsidiary of
IG Design Group PLC

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN STANDARD TIME, ON FEBRUARY 28, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 31, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by TOM MERGER SUB INC., a Delaware corporation ("Merger Sub") a wholly-owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation ("Parent"), and an indirect wholly-owned subsidiary of IG Design Group Plc., a public limited company incorporated and registered in England and Wales ("IG Design"), to purchase all shares of common stock of CSS Industries, Inc., a Delaware corporation ("CSS"), par value $0.10 per share (each, a "Share"), that are issued and outstanding, at a price of $9.40 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not withdrawn on or before one minute after 11:59 p.m., Eastern Standard Time, on February 28, 2020 (such date, as it may be extended by Merger Sub from time to time in accordance with the Merger Agreement, as defined in the Offer to Purchase, the "Expiration Time"), that number of Shares that would represent at least a majority of Shares then outstanding but excluding Shares that are owned as of the date of commencement of the Offer by CSS or any direct or indirect wholly-owned subsidiary of CSS (the "Minimum Condition"), (ii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement, (iii) IG Design having completed an equity financing for gross proceeds of approximately $154.8 million, or in the alternative having obtained sufficient debt financing, and (iv) the satisfaction of other customary conditions as described in Section 13—"Conditions to the Offer." For purposes of the Merger Agreement, including the Minimum Condition, Shares subject to notices of guaranteed delivery will not be considered to be validly tendered in the Offer until such Shares are actually delivered to the Depositary. There is no financing condition to the Offer.

        Enclosed herewith are the following documents:

  1.
  Offer to Purchase, dated January 31, 2020;

  2.
  CSS's Solicitation/Recommendation Statement on Schedule 14D-9;

  3.
  Letter of Transmittal to be used by stockholders of CSS in accepting the Offer and tendering Shares;

  4.
  Notice of Guaranteed Delivery; and

  5.
  A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        The Offer is being made pursuant to the Merger Agreement, under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into CSS (the "Merger") and CSS will be the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Parent or CSS or held by a wholly-owned subsidiary of Parent (including Merger Sub) or CSS, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by CSS stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the "Merger Consideration"), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        The CSS Board, acting on the recommendation of a special committee of independent directors, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the holders of the Shares, (ii) declared it advisable that the Company enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transaction contemplated thereby, (iv) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer, and (v) resolved to recommend to CSS's common stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

        For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Merger Sub gives oral or written notice to American Stock Transfer & Trust Company, LLC (the "Depositary") of its acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        Merger Sub is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Merger Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Merger Sub cannot comply with the state statute, Merger Sub will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

        In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of any book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

        Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or as otherwise described in Section 16 the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Standard Time, on February 28, 2020, unless the Offer is extended or earlier terminated.

        If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Time, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

        Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Merger Sub's expense.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, MERGER SUB, CSS, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OTHER THAN THE ENCLOSED DOCUMENTS OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

1407 Broadway, 27th Floor
New York, New York 10018
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com